Exhibit 99.2

Third Quarter End

2010

Management’s Discussion and Analysis

September 30, 2010

Table of Contents

THIRD QUARTER 2010 FINANCIAL AND OPERATIONAL HIGHLIGHTS		3
BACKGROUND		3
CORPORATE RESPONSIBILITY		4
CORPORATE DEVELOPMENTS		4
A.	El MORRO TRANSACTION	4
B.	AMAPARI MINE SALE AGREEMENT	5
C.	UPDATE ON CERRO SAN PEDRO MINE RECENT COURT DECISION	5
ECONOMIC TRENDS		6
SELECTED QUARTERLY FINANCIAL INFORMATION		6
OVERVIEW OF 2010 THIRD QUARTER FINANCIAL RESULTS		7
NINE MONTHS ENDED SEPTEMBER 30, 2010 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2009		7
OPERATIONS REVIEW		8
A.	MESQUITE MINE, CALIFORNIA, USA	8
B.	CERRO SAN PEDRO MINE, MEXICO	10
C.	PEAK MINE, NEW SOUTH WALES, AUSTRALIA	13
PROJECT DEVELOPMENT REVIEW		16
A.	MESQUITE MINE, CALIFORNIA, USA	16
B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO	16
C.	PEAK MINE, NEW SOUTH WALES, AUSTRALIA	16
D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA	17
E.	EL MORRO JOINT VENTURE, ATACAMA REGION, CHILE	18
REVIEW OF FINANCIAL RESULTS		19
THIRD QUARTER 2010 COMPARED TO THIRD QUARTER 2009		19
QUARTERLY INFORMATION		23
BALANCE SHEET REVIEW		23
A.	ASSETS	23
B.	ASSET BACKED NOTES	23
C.	INVESTMENT IN BEADELL SHARES	24
D.	FUEL CONTRACTS	24
E.	GOLD HEDGE CONTRACTS	24
F.	LONG-TERM DEBT	25
G.	FUTURE INCOME AND MINING TAXES	26
NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION		26

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LIQUIDITY AND CAPITAL RESOURCES		27
LIQUIDITY AND CAPITAL RESOURCES OUTLOOK		28
OUTLOOK		28
COMMITMENTS		30
CONTINGENCIES		30
A.	NEW AFTON	31
B.	AMAPARI MINE	31
C.	EL MORRO TRANSACTION	31
D.	CERRO SAN PEDRO MINE	31
OFF-BALANCE SHEET ARRANGEMENTS		32
RELATED PARTY TRANSACTIONS		32
RISK FACTORS		32
FINANCIAL RISK MANAGEMENT		32
A.	CREDIT RISK	32
B.	LIQUIDITY RISK	34
C.	CURRENCY RISK	35
D.	INTEREST RATE RISK	36
E.	COMMODITY PRICE RISK	36
CONTRACTUAL OBLIGATIONS		38
OUTSTANDING SHARES		39
CRITICAL ACCOUNTING POLICIES AND ESTIMATES		39
A.	INVENTORIES	39
B.	MINERAL PROPERTIES	40
C.	RECLAMATION OBLIGATIONS	41
D.	FUTURE TAX ASSETS AND LIABILITIES	41
E.	REVENUE RECOGNITION	41
F.	STOCK-BASED COMPENSATION	42
CONTROLS AND PROCEDURES		47
A.	DISCLOSURE CONTROLS AND PROCEDURES	47
B.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	48
C.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	49
ENDNOTES		49
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		49

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NEW GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2010
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries and including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the quarters ended September 30, 2010 and 2009, New Gold’s audited consolidated financial statements for the years ended December 31, 2009 and 2008 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 3, 2010. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

THIRD QUARTER 2010 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Third quarter gold production of 91,332 ounces, up 15% from 79,531 ounces in the same period in 2009.

•	Third quarter gold sales of 89,692 ounces, up 16% from 77,645 ounces in the same period in 2009.

•	Cash flow from operations increased by 492% to $35.5 million from $6.0 million in the same period in 2009.

•	Total cash cost(1) of $435 per ounce of gold sold in the third quarter 2010 compared to $470 per ounce in the same prior year period.

•
Net earnings from continuing operations during the third quarter of $27.4 million or $0.07 (basic and diluted) per share compared to $6.1 million or $0.02 per share (basic and diluted) in the same period in 2009.

•	Earnings from mine operations of $46.7 million, up from $22.6 million in the same period in 2009.

•
Underground development advance at New Afton exceeded plan by 20% as 1,066 metres of development were completed against a plan of 885 metres, with the highest ever monthly advance achieved in the month of September.

•	Cerro San Pedro fully operational achieving record quarterly performance, producing 37,473 ounces of gold at a total cash cost(1) of $151 per ounce, net of by-product sales.

•	Cash and cash equivalents totaled $391.0 million at September 30, 2010, up 44% from $271.5 million (including restricted cash) at December 31, 2009.

BACKGROUND

New Gold Inc. is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite

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Mine”) in the United States, the Cerro San Pedro gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mines (“Peak Mine”) in Australia. Significant development projects include the New Afton copper-gold project (“New Afton”) in Canada and a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile. New Gold has an objective of continuing to grow, both organically and through acquisition, to become the leading intermediate gold producer. New Gold plans on achieving this vision through:

•	Delivering on operational targets (safety, cost, production, environmental and social responsibility);

•	Maintaining a strong financial position;

•	Internal growth through project development and the continuous improvement of existing operations; and,

•	External growth through additional value enhancing merger and acquisition opportunities.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.

CORPORATE RESPONSIBILITY

The Company’s commitment to disciplined growth is entrenched in the concept of growing responsibly. This underlies management’s belief that economic achievement, environmental performance and social contributions are indivisible components in the success of the Company.

The Company actively engages in meaningful dialogue with local community residents and organizations to identify economic, training, social and development priorities and contributes to the development of the communities surrounding its operations.

New Gold’s corporate responsibility objectives are to prevent pollution, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities. The Company has a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where it currently operates mines. The Company is a member of the Canadian Business for Social Responsibility and is a partner of the United Nations Global Compact.

CORPORATE DEVELOPMENTS

A.	El MORRO TRANSACTION

On January 7, 2010, New Gold provided notice to Xstrata, a wholly-owned subsidiary of Xstrata Plc, of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million. On February 16, 2010, the Company completed the acquisition of Xstrata’s 70% interest in the El Morro property. Goldcorp loaned $463.0 million to New Gold to fund the exercise of the right of first refusal. After acquisition of the 70% interest by a New Gold subsidiary, New Gold sold that subsidiary to Goldcorp.

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Concurrent with the sale of the New Gold subsidiary to Goldcorp, the Company received a $50.0 million payment to New Gold and the parties amended the terms of the existing El Morro Shareholders Agreement ("the Agreement").

As a result of these transactions, New Gold will continue its participation as a 30% partner in the El Morro project under the amended Agreement.

Goldcorp has agreed to fund 100% of the Company’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion. Under the former Xstrata carried funding arrangements, the Company would be required to fund approximately $225.0 million or 9% of the project capital prior to completion of the project, however under the new Goldcorp funding arrangement, New Gold will not need to fund any of project capital prior to completion of development and construction.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick Gold Corporation (“Barrick”) in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper-gold project. New Gold believes the claim is without merit and intends to defend this action using all available legal avenues.

B.	AMAPARI MINE SALE AGREEMENT

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari Mine and other related assets, to Beadell Resources Ltd. ("Beadell"). The transaction closed on April 13, 2010 and New Gold received gross proceeds of $37.0 million in cash and 115 million Beadell shares valued on the closing date of the transaction at $18.6 million. New Gold currently holds approximately 18.5% of Beadell shares outstanding. The Company has designated its investment in Beadell as an available for sale financial asset.

C.	UPDATE ON CERRO SAN PEDRO MINE RECENT COURT DECISION

The Company has a history of legal challenges to its Cerro San Pedro Mine. In September 2009, a Federal Court of Fiscal and Administrative Justice (FCFAJ) ordered SEMARNAT, the Mexican environmental regulatory agency, to nullify the authorization of its 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine. The Company appealed the ruling. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. The Company has filed a further appeal to the Collegiate Appeals Court in Mexico City.

The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue while appeals are heard related to the September 2009 order to nullify the authorization of the Company’s EIS. The latest injunction was received on October 4, 2010. In August 2010, the Company filed an expanded application for approval of an EIS with SEMARNAT. This application is currently under review.

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New Gold remains in continuous discussions with both SEMARNAT and PROFEPA, the Mexican government's environmental enforcement agency, to work towards the uninterrupted operation of the Cerro San Pedro Mine.

ECONOMIC TRENDS

Overall, certain key trends seem to be starting or continuing to take shape, including heightened financial market volatility, asset diversification, U.S. economic softness and potential quantitative easing, credit easing activity, renewed global risk aversion and delayed monetary tightening in advanced economies.

In the third quarter of 2010, gold has surpassed its 2009 highs and continues to sell at a record high level averaging $1,227 per ounce. Gold continues to be considered a safe haven in global markets as investors and governments have concerns about fiat currencies, as well as sovereign debt in some countries. Gold has positioned itself as a monetary metal which is not a government’s liability and is acting as a hedge against concerns over the integrity of the global monetary system. Additionally, as market confidence has faltered during recent months and the economic outlook is less certain, economists and market observers seem to be of the opinionthat sluggish growth is likely in many parts of the world and that deflation, rather than inflation, is the more significant near term issue facing global economies. As a result, certain countries and particularly the U.S. seem to be headed towards revived quantitative easing programs (such as multi-billion dollar repurchases of U.S. Treasury securities), although there still is a call for austerity measures in certain countries. These issues continue to generate uncertainty over the strength and timing of economic recovery and have the potential to increase volatility and be supportive of gold prices.

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely correlated to the prevailing price of gold. During the third quarter of 2010, New Gold had an average realized gold price(2) of $1,181 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at the Mesquite Mine at $801 per ounce) which was 4% below an average market gold price of $1,227 per ounce.

SELECTED QUARTERLY FINANCIAL INFORMATION
(U.S. dollars in thousands, except ounces, per ounce and per pound amounts)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Operating Data (1)
Tonnes of ore mined (000's)	6,186	7,521	16,445	14,514
Tonnes of waste mined (000's)	14,607	17,636	39,274	29,609
Ratio of waste to ore	2.36	2.34	2.39	2.04
Gold (ounces):
Produced	91,332	79,531	258,466	190,101
Sold	89,692	77,645	252,113	185,932
Silver (ounces):
Produced	733,463	342,633	1,487,247	1,184,110
Sold	748,704	382,278	1,447,560	1,177,210
Copper (000's of pounds):
Produced	3,137	3,629	11,105	11,708
Sold	2,259	3,752	9,341	9,070
Realized prices (2):
Gold ($/ounce)	1,181	959	1,137	935
Silver ($/ounce)	19.25	14.83	18.66	13.75

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Copper ($/lb)	3.33	2.57	3.28	2.32
Total cash cost per gold ounce sold (3)	435	470	465	460
Financial Data
Revenues	127,116	88,491	341,095	192,015
Earnings from mine operations	46,695	22,596	119,206	48,939
Net earnings from continuing operations	27,446	6,096	62,052	(181,139)
Earnings per share – basic:
From continuing operations	0.07	0.02	0.16	(0.65)
From discontinued operations	-	(0.01)	0.11	(0.02)
Total	0.07	0.01	0.27	(0.67)
Operating cash flows from continuing operations	35,494	6,002	94,252	24,625

(1)	The above table includes results for the Amapari Mine in the 2009 results which is presented as a discontinued operation for financial reporting purposes.
(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold sold for the Peak Mine is net of by-product copper sales revenue.  The calculation of total cash cost per ounce of gold for the Cerro San Pedro Mine is net of by-product silver sales revenue.

OVERVIEW OF 2010 THIRD QUARTER FINANCIAL RESULTS

In the third quarter of 2010, net earnings from continuing operations was $27.4 million, which increased from $6.1 million in the prior year period. The increase in net earnings from operations is attributed to higher realized commodity prices, increased production and related sales, lower cash cost per ounce and an unrealized gain on the mark to market value of the prepayment option on the senior secured notes. Offsetting these relative benefits is a higher loss on foreign exchange and increased tax expense relative to the prior period. Additionally, the Company had realized and unrealized gains on investments related to the mark to market of Asset Backed Notes of $5.3 million in the third quarter of 2009 compared to $2.1 million for the same period in 2010.

The Company sold 89,692 ounces of gold during the third quarter of 2010, compared to 77,645 ounces in the same prior year period. In addition to increased ounces sold, the increase in average realized price(2) of gold sold from $959 to $1,181 per ounce contributed to a 44% increase in revenues to $127.1 million. Coupled with the revenue increase, the reduction in cash cost(1) per ounce of gold sold to $435 per ounce from $470 in the same prior year period caused earnings from mine operations to increase from $22.6 in the third quarter of 2009 to $46.7 in the third quarter of 2010.

Cash flow from continuing operations for the third quarter of 2010 was $35.5 million compared to $6.0 million for the same period in 2009. The significant increase in quarterly cash flow is a direct result of the company's strong operating performance during the quarter coupled with higher realized commodity prices.

NINE MONTHS ENDED SEPTEMBER 30, 2010 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2009

In the first nine months of 2010, net earnings from continuing operations was $62.1 million compared to a net loss from continuing operations of $181.1 million in the prior year. Adjusted for the goodwill impairment, the prior period net earnings from continuing operations was $8.5 million. The increase in net earnings from operations is attributed to higher realized commodity prices, increased production and related sales, an unrealized gain on the mark to market value of the prepayment option on the senior secured notes and a considerably smaller exchange rate loss relative to the prior year period. Offsetting these relative benefits

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are $8.1 million of realized and unrealized gains related to derivative instruments recognized in the first nine months of 2009 compared to a loss of $12.7 million for the first nine months of 2010 which was recorded in revenue. The 2009 benefit relates to pre-hedge accounting gains on gold and fuel hedges. The Company also had realized and unrealized gains on investments related to the mark to market of Asset Backed Notes of $15.0 million in the first nine months of 2009 compared to $7.0 million for the same period in 2010. Additionally, a gain on redemption of long term debt of $14.2 million was realized in the first nine months of 2009 compared to $nil for the same period in the current year.

The Company sold 252,113 ounces of gold during the first nine months of 2010, compared to 185,932 ounces in the same prior year period. In addition to increased ounces sold, the increase in average realized price(2) of gold sold from $935 to $1,137 per ounce contributed to a 78% increase in revenues to $341.1 million. Corporate administration costs were higher at $23.7 million, compared to $15.3 million in the first nine months of 2009, as a result of a negative foreign exchange impact (as majority of general and administrative costs are denominated in Canadian dollars), higher stock compensation expense, additional legal fees incurred and an increased corporate salary base as the first nine months of 2009 only included four months of corporate overhead from Western Goldfields Inc. post acquisition.

OPERATIONS REVIEW
(tabular data in thousands of U.S. dollars unless otherwise stated)

A.	MESQUITE MINE, CALIFORNIA, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains. The mine was operated between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired the Mesquite Mine as part of the acquisition of Western Goldfields Inc. on May 27, 2009. The mine resumed production in 2008. Over the last 23 years, the Mesquite Mine has been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life. Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

The Mesquite operations are included in New Gold’s operating results for the third quarter of 2010. Prior nine months information, presented below, is for comparative purposes only as New Gold acquired the Mesquite operations on May 27, 2009.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Operating Data
Tonnes of ore mined (000's)	2,545	3,870	8,027	8,675
Tonnes of waste removed (000's)	9,744	12,587	27,937	35,155
Ratio of waste to ore	3.83	3.25	3.48	4.05
Tonnes of ore to leach pad (000's)	2,545	3,870	8,027	8,675
Average gold grade (grams/tonne)	0.46	0.43	0.41	0.44
Gold (ounces):
Produced (1)	30,150	29,012	113,033	88,757
Sold	30,890	27,594	119,178	87,647

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Realized prices: (2)
Gold ($/ ounce) (3)	1,079	947	1,067	888
Total cash cost per gold ounce sold (4)	708	662	619	624

Financial Data
Revenues	33,318	26,137	127,153	78,846
Earnings from mine operations	6,326	1,448	34,964	9,550

(1)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)	Includes realized gains and losses from gold hedge settlements.
(4)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

THIRD QUARTER OF 2010 COMPARED TO THIRD QUARTER OF 2009

Gold production for the quarter ended September 30, 2010 was 30,150 ounces compared to 29,012 ounces produced in the same period in 2009. Gold production was higher in the third quarter of 2010 compared to third quarter of 2009 due to mining of higher grade ore as well as continued improvement on gold recoveries. Period over period, the average head grade increased to 0.46 g/t from 0.43 g/t. A mining contractor was used in the third quarter of 2009 contributing to the additional tonnes mined in the prior period relative to 2010.

Revenue for the quarter ended September 30, 2010 was $33.3 million compared to $26.1 million in the same period last year due largely to an increase in ounces sold to 30,890 ounces in 2010 from 27,594 ounces in 2009, an increase of 12%. The average realized gold price(2) during the third quarter of 2010 of $1,079 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,227 per ounce. In the third quarter of 2009, the Mesquite Mine recognized an average realized gold price(2) of $947 per ounce of gold sold.

Total cash cost(1) per ounce of gold sold for the quarter ended September 30, 2010 was $708 per ounce compared to $662 per ounce in the same prior year period. The total cash cost(1) increase is attributable to three primary factors: lower truck operating efficiencies during the quarter as sequencing of the mine plan led to mining in a smaller working area of the pit; increased fuel costs as both the volume and price of diesel consumed have increased over the prior year period; and additional explosive costs.

As a result of increased gold sales and higher realized gold prices, Mesquite generated $6.3 million in earnings from mine operations in the third quarter of 2010 compared to $1.4 million in the same period of the prior year.

Cash flow relating to capital expenditures totaled $1.5 million and $0.8 million for the three month periods ended September 30, 2010 and 2009, respectively.

FIRST NINE MONTHS OF 2010 COMPARED TO FIRST NINE MONTHS OF 2009

Gold production for the nine months ended September 30, 2010 was 113,033 ounces compared to 88,757 ounces produced in the same period in 2009. Gold production was higher in the first nine months of 2010

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compared to same period of 2009 due mainly to increased recoveries partially offset by lower tonnes mined. Total ore tonnes placed on the leach pad in the first nine months of 2010 decreased by 7% to 8.0 million compared to 8.7 million in the same period last year.

Revenue for the nine months ended September 30, 2010 was $127.2 million compared to $78.8 million in the same period last year due to a significant increase in ounces sold to 119,178 ounces in 2010 from 87,647 ounces in 2009, an increase of 36%. The average realized gold price(2) during the first nine months of 2010 of $1,067 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,177 per ounce. In the first nine months of 2009, the Mesquite Mine recognized an average realized gold price(2) of $888 per ounce of gold sold.

Total cash cost(1) per ounce of gold sold for the nine months ended September 30, 2010 was $619 per ounce compared to $624 per ounce in the same prior year period. The decrease in cash cost(1) was driven primarily by a lower stripping ratio requiring fewer waste tonnes to be moved as well as the fixed portion of operating costs being distributed over increased gold ounces. These positive impacts were partially offset by the above noted cost increases and particularly those related to fuel costs.

As a result of the increased production and higher realized gold prices, Mesquite generated $35.0 million in earnings from mine operations in the first nine months of 2010 compared to $9.6 million in the same period of the prior year.

Cash flow relating to capital expenditures totaled $2.8 million and $1.0 million respectively for the nine months ended September 30, 2010 and 2009 and constituted run of mine capital expenditures.

B.	CERRO SAN PEDRO MINE, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The project property consists of 52 mining and exploration concessions totaling 78 square kilometres in the historic Cerro San Pedro mining district. The mine was acquired pursuant to the Metallica Resources Inc. acquisition on June 30, 2008. The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the Company’s current open pit mine operation.

The Cerro San Pedro Mine achieved ISO 14001 certification of its environmental management system. New Gold’s Cerro San Pedro Mine has a record of compliance with Mexican and international environmental standards. Despite the Company’s enviable record with Mexican and international environmental standards, the Company has a history of legal challenges to its Cerro San Pedro Mine. In September 2009, a Federal Court of Fiscal and Administrative Justice (FCFAJ) ordered SEMARNAT, the Mexican environmental regulatory agency, to nullify the authorization of its 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine. The Company appealed the ruling. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. The Company has filed a further appeal to the Collegiate Appeals Court in Mexico City.

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The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue while appeals are heard related to the September 2009 order to nullify the authorization of the Company’s EIS. The latest injunction was received on October 4, 2010. In August 2010, the Company filed an expanded application for approval of an EIS with SEMARNAT. This application is currently under review.

New Gold remains in continuous discussions with both SEMARNAT and PROFEPA, the Mexican government's environmental enforcement agency, to work towards the uninterrupted operation of the Cerro San Pedro Mine.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Operating Data
Tonnes of ore mined (000's)	3,450	3,467	7,838	9,081
Tonnes of waste mined (000's)	4,863	5,050	11,337	13,669
Ratio of waste to ore	1.41	1.46	1.45	1.51
Tonnes of ore processed (000's)	3,450	3,467	7,838	9,081
Average gold grade (grams/tonne)	0.66	0.42	0.64	0.46
Average silver grade (grams/tonne)	45.71	30.33	40.31	31.47
Gold (ounces):
Produced(1)	37,473	24,928	79,835	69,721
Sold	38,090	27,193	76,047	68,857
Silver (ounces):
Produced(1)	733,463	342,633	1,487,247	1,184,110
Sold	748,704	382,278	1,447,560	1,177,210
Realized prices(3):
Gold ($/ounce)	1,234	964	1,205	942
Silver ($/ounce)	19.25	14.83	18.66	13.75
Total cash cost per gold ounce sold(2)(4)	151	416	277	394

Financial Data
Revenues	61,433	31,894	118,628	81,079
Earnings from mine operations	29,967	8,510	47,685	17,591

(1)
Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold and silver.

(2)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro Mine for the three months ended September 30, 2010, would be $405 per ounce of gold (2009 - $513 ) and $6.32 per ounce of silver (2009 - $7.89 ). For the nine months ended September 30, 2010 the average total cash cost at Cerro San Pedro Mine would be $488 per ounce of gold (2009 - $503 ) and $7.56 per ounce of silver (2009 - $7.34 ).

(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(4)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

THIRD QUARTER OF 2010 COMPARED TO THIRD QUARTER OF 2009

Gold production for the third quarter of 2010 increased by 50% to 37,473 ounces, compared to 24,928 ounces produced in the same prior year period. The increased gold production was a result of mining of higher grade ore per the mine plan sequencing and leach pad recoveries returning to more steady-state levels during the third quarter of 2010. Silver production increased to 733,463 ounces compared to 342,633 ounces in the same prior year period. The increased production resulted from highly favourable ore grades quarter on quarter and improved silver recoveries from the leach pad.

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Revenue for the third quarter of 2010 was $61.4 million, which was a 93% or $29.5 million increase over the same prior year period. The main driver for this was an increase in gold sales of 10,897 ounces and an increase in the average realized price. The average realized gold price per ounce during the third quarter 2010 and 2009 was $1,234 and $964 respectively, which corresponds well to the average London Metals Exchange PM gold fix price of $1,227 and $960 per ounce, respectively. The average realized silver price per ounce during the third quarter 2010 and 2009 was $19.25 and $14.83 respectively, which also correlates to the average London Metals Exchange silver fix price of $18.96 and $14.70 per ounce, respectively.

Total cash cost(1) per ounce of gold sold in the third quarter of 2010 was $151 per ounce compared to $416 per ounce in the same prior year period, representing a decrease of 64%. The decrease in total cash cost(1) is due to optimized mine planning, lower mining cost per tonne and the benefit of higher by-product revenues resulting from higher silver volumes and higher realized silver price during the third quarter of 2010 when compared to the same prior year period. These benefits were partially offset by the appreciation of the Mexican Peso as well as higher processing consumables costs, incurred in an effort to optimize recoveries, during the third quarter of 2010 when compared to the same period in 2009.

The increased gold sales, coupled with a significant reduction in total cash cost(1) per ounce of gold sold, net of by-product sales, resulted in Cerro San Pedro generating $30.0 million in earnings from mine operations in the third quarter of 2010 compared to $8.5 million in the same period of the prior year.

Cash flow relating to capital expenditures totaled $2.3 million and $0.7 million for the three month period ended September 30, 2010 and 2009, respectively. Capital expenditures in 2010 were primarily associated with a leach pad expansion.

FIRST NINE MONTHS OF 2010 COMPARED TO FIRST NINE MONTHS OF 2009

Gold production for the nine months ended September 30, 2010 was 79,835 ounces compared to 69,721 ounces produced in the same period in 2009. The increased gold sales and production in the first nine months of 2010 were attributable to the mining of higher average grade ore and improved leach pad recoveries and were partially offset by the mining of fewer ore tonnes as a result of the delayed receipt of the explosives permit in the first quarter of 2010.

Revenue for the nine months ended September 30, 2010 was $118.6 million compared to $81.1 million in the same prior year period. The average realized gold price(2) during the first nine months of 2010 of $1,205 per ounce compares favourably to the average London Metals Exchange PM gold fix price of $1,177 per ounce. In the first nine months of 2009, the Cerro San Pedro Mine recognized an average realized gold price(2) of $942 per ounce of gold sold. The average realized silver price per ounce during the first nine months of 2010 and 2009 was $18.66 and $13.75 respectively, which also correlates to the average London Metals Exchange silver fix price of $18.07 and $13.68 per ounce, respectively.

Total cash cost(1) per ounce of gold sold for the nine months ended September 30, 2010 was $277 per ounce compared to $394 per ounce in the same prior year period. The decrease in cash cost(1) was driven primarily by a combination of improved mining costs per tonne planning and higher by-product revenues in the first

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nine months of 2010. These benefits were partially offset by the appreciation of the Mexican Peso and higher consumables costs during the first nine months of 2010 when compared to the same period in 2009.

As a result of the lower costs and higher realized gold prices, Cerro San Pedro generated $47.7 million in earnings from mine operations in the first nine months of 2010 compared to $17.6 million in the same period of the prior year.

Cash flow relating to capital expenditures totaled $7.8 million and $1.7 million respectively for the nine months ended September 30, 2010 and 2009. Capital expenditures in 2010 were primarily associated with a leach pad expansion.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

The Cerro San Pedro Mine was impacted by changes in the value of the Mexican peso against the U.S. dollar in the third quarter of 2010 relative to the third quarter of 2009. The value of the Mexican peso increased from an average of 13.27 to the U.S. dollar in the third quarter of 2009 to 12.81 to the U.S. dollar in the third quarter of 2010. This had a negative impact of approximately $18 per ounce of gold sold.

The value of the Mexican peso increased from an average of 13.66 to the U.S. dollar in the first nine months of 2009 compared to 12.73 to the U.S. dollar in the first nine months of 2010. This had a negative impact of approximately $43 per ounce of gold sold.

C.	PEAK MINE, NEW SOUTH WALES, AUSTRALIA

The Company’s 100% owned Peak Mine gold-copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mine consists of mining and exploration licenses totaling 845 square kilometres of prospective ground covering the mining operation and mineralized extensions.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Operating Data
Tonnes of ore processed (000’s)	205	194	576	592
Average gold grade (grams/tonne)	4.01	4.56	3.89	3.99
Average copper grade (%)	0.80	0.95	0.98	1.00

Gold (ounces):
Produced	23,709	25,591	65,598	68,601
Sold	20,712	22,858	56,888	61,653
Copper (thousands of pounds):
Produced	3,137	3,629	11,105	11,708
Sold	2,259	3,752	9,341	9,070
Realized prices(1):
Gold ($/ ounce)	1,234	968	1,194	933
Copper ($/ pound)	3.33	2.57	3.28	2.32
Total cash cost per gold ounce sold (2)	549	302	393	332

Financial Data
Revenues	32,365	30,460	95,314	74,588
Earnings from mine operations	10,402	12,638	36,557	30,994

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(1)	Realized price is a non-GAAP financial performance measure with no standard meaning under U.S. GAAP. See Endnote 2 at the end of this MD&A.
(2)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold is net of by-product copper revenue.  If the copper revenue was treated as a co-product, average total cash cost at Peak Mine for the three month period ended September 30, 2010 would be $674 per ounce of gold and $1.97 per pound of copper, as compared to $463 per ounce of gold and $1.41 per pound of copper for the period ended September 30, 2009.  For the nine months ended September 30, 2010 the average cash cost at Peak Mine would be $595 per ounce of gold (2009 - $459) and $1.85 per pound of copper (2009 - $1.29).

THIRD QUARTER OF 2010 COMPARED TO THIRD QUARTER OF 2009

Peak Mine produced 23,709 ounces of gold and 3.1 million pounds of copper during the third quarter of 2010 compared to 25,591 ounces of gold and 3.6 million pounds of copper in the same prior year period. Gold production decreased, despite a 5.7% increase in ore milled and comparable recoveries, due to a decrease in the gold grade. Mill throughput was 204,539 tonnes in the third quarter 2010 compared to 193,683 tonnes in the comparable period in 2009. Mill feed grade was 12% lower in gold grade and 16% lower in copper grade. During the quarter of 2010 there were delays in bringing a relatively high grade Perseverance Zone D Stope on line.

Revenue for the third quarter of 2010 was higher than in the same quarter 2009 mainly due to higher realized gold prices(2) of $1,234 per ounce compared to $968 per ounce and the higher realized copper prices of $3.33 per pound compared to $2.57 per pound in the same prior year period. This compares to the average London Metals Exchange PM gold fix price of $1,227 and $960 per ounce for the third quarter of 2010 and 2009, respectively. The average London Metals Exchange copper fix price was $3.28 for the third quarter of 2010. Copper sales were negatively impacted by timing of concentrate shipments with significant copper sales anticipates in the fourth quarter.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the third quarter was $549 compared to $302 in the third quarter of 2009. The increase is attributable to the timing of concentrate shipments resulting in lower by-product revenues and the appreciation of the Australian dollar in the third quarter of 2010 when compared to the same period in the prior year.

The higher average realized price, offset by increased total cash cost(1) per ounce of gold sold, net of by-product sales and reduced sales volume resulted in Peak Mine generating $10.4 million in earnings from operations during the third quarter of 2010 compared to $12.6 million in the same period of the prior year.

Capital expenditures totaled $7.8 million and $5.6 million for the three month period ended September 30, 2010 and 2009, respectively. Capital expenditures in 2010 were primarily associated with a new truck, underground development projects and commencement of the copper conventional flotation cell project and Perseverance Zone D fresh air vent projects.

FIRST NINE MONTHS OF 2010 COMPARED TO FIRST NINE MONTHS OF 2009

Peak Mine produced 65,598 ounces of gold and 11.1 million pounds of copper during the first nine months of 2010 compared to 68,601 ounces of gold and 11.7 million pounds of copper for the same prior year period. These variances are largely due to the decreased processed ore with a scheduled mill shutdown in March

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2010, offset by production from the higher ore grade Chesney ore body that commenced in the first six months of 2009. Mill throughput for the first nine months of 2010 was 3% below the same period in 2009. Mill feed grade was 3% lower in gold grade and 2% lower in copper grade.

Revenue for the first nine months of 2010 was higher than in the same nine months in 2009 mainly due to higher realized gold prices(2) of $1,194 per ounce compared to $933 per ounce and the higher realized copper prices of $3.28 per pound compared to $2.32 per pound in the same prior year period. This compares to the average London Metals Exchange PM gold fix price of $1,177 and $930 per ounce for the first nine months of 2010 and 2009, respectively. The average London Metals Exchange copper fix price was $3.25 for the first nine months of 2010. Copper sales were negatively impacted by timing of concentrate shipments with significant copper sales anticipated in the fourth quarter.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the first nine months was $393 compared to $332 in the same period of 2009. The increase in total cash cost(1) was mainly attributable to a  higher by-product revenue being offset by higher operating costs and the appreciation of the Australian dollar in the first nine months of 2010 compared to the same period in 2009.

The higher average realized price, offset by increased total cash cost(1) per ounce of gold sold, net of by-product sales and reduced gold sales volume resulted in Peak Mine generating $36.6 million in earnings from operations during the third quarter of 2010 compared to $31.0 million in the same period of the prior year.

Capital expenditures totaled $18.0 million and $19.1 million for the nine month period ended September 30, 2010 and 2009, respectively. Capital expenditures in 2010 were primarily associated with a new truck, mobile fleet rebuilds, emergency egress, the copper conventional flotation cell project and Perseverance Zone D fresh air vent projects and underground development projects.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

Peak Mine’s operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of Australian dollar in the third quarter of 2010 averaged 1.11 compared to 1.20 in the third quarter of 2009 resulting in a negative impact on cash costs(1) of approximately $70 per gold ounce sold.

The value of Australian dollar in the first nine months of 2010 averaged 1.12 compared to 1.34 in the first nine months of 2009 resulting in a negative impact on cash costs(1) of approximately $157 per gold ounce sold.

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PROJECT DEVELOPMENT REVIEW

A.	MESQUITE MINE, CALIFORNIA, USA

During the third quarter of 2010, the Company continued its investigation of the economic viability of the sulphide mineral resource at the Mesquite gold mine. A program involving approximately 12,000 metres of exploration drilling as an initial test to confirm continuity and test for extensions to the sulphide mineral resource, in combination with metallurgical testing to confirm recovery estimates from previous metallurgical testing for the sulphide mineralization commenced during June. The current sulphide mineral resource, inclusive of reserves, contains approximately 1.98 million ounces of gold in the measured and indicated categories and 234,000 ounces in the inferred category. Approximately 1.03 million ounces of the sulphide mineral resource is included in the current proven and probable mineral reserve. The initial 12,000 metre drilling program is on track for completion during the fourth quarter and subject to positive results, is expected to be followed by a more comprehensive delineation drilling program during 2011. The metallurgical testing program will continue into 2011 with receipt of final results expected during the third quarter of 2011.

The scientific and technical information in this section has been prepared under the supervision of Mark Petersen, a qualified person under National Instrument 43-101 and an employee of the Company.

B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

During the third quarter of 2010, the Cerro San Pedro Sulphide exploration project continued with the commencement of a 10,000 metre core drilling program in combination with a deep penetrating IP-Resistivity geophysical survey. The objective of the current phase of work is to explore a zone of high grade manto-style sulphide mineralization as it extends from an area of historic underground mining south of the current open pit. Drilling during 2009 indicates the high grade sulphide mineralization remains open to the south and west of the area of historic mining. Drilling during the third quarter has confirmed the continuation of high grade manto zone another 300 metres south of the current resource. Highlights of the current manto drilling program include a 7.9 metre intercept averaging 9.3 g/t gold, 135 g/t silver, 4.37% zinc, and 2.15% lead located approximately 200 metres south of the currently defined inferred manto resource. Additionally, the recently completed geophysical survey has provided further confirmation that the San Pedro manto system remains open for an additional 600 to 800 metres south of the latter drill intercept. Exploration of the San Pedro sulphide manto is expected to continue during 2011.

The scientific and technical information in this section has been prepared under the supervision of Mark Petersen, a qualified person under National Instrument 43-101 and an employee of the Company.

C.	PEAK MINE, NEW SOUTH WALES, AUSTRALIA

During the third quarter of 2010, the Company’s ongoing mineral resource development program at Peak Mine’s operations resulted in the completion of 18,148 metres of exploration and delineation diamond drilling to replace mine depletion. This total includes 11,172 metres of underground drilling to delineate and explore for additional reserves in the Perseverance deposit, 4,314 metres of underground drilling to

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delineate and explore for additional reserves in the New Cobar deposit, 388 metres of underground drilling to delineate and explore for additional reserves in the Chesney deposit, 59 metres of underground drilling to explore for extensions to the New Occidental deposit at depth, 1,196 metres of surface drilling to explore the Fortitude prospect south of the Company’s Perseverance mine, 808 metres of surface drilling to explore the Fort Bourke North deposit north of the Company’s New Cobar mine and 211 metres of surface drilling to explore under the historic Great Cobar workings. The Company’s regional exploration initiative at Peak Mine likewise continues with geophysical surveys and geochemical sampling of targets identified within the Cobar mineral field. The Company has many underground targets and the exploration goal is to replace reserves consumed by mining activities in 2010.

D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada. The New Afton project’s property package consists of the nine square kilometre Afton mining lease which centres on the New Afton copper-gold mine currently under development as well as 111 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district.

Project spending for the third quarter of 2010 was $22.5 million compared to $8.7 million for the third quarter of 2009. Project spending for the first nine months of 2010 was  $59.1 million, including $10.1 million of interest, compared to $52.6 million, including $9.2 million of interest, for the first nine months of 2009.  The remaining capital required to complete New Afton project is approximately $365 million

Underground development advanced a total of 2,479 metres during the first nine months of 2010 compared to an advance of 1,072 metres during the first nine months of 2009. During the quarter, underground development advanced a total of 1,066 metres compared to an advance of 671 metres during the second quarter. Shotcrete support work during the period included the spraying of 2,198 cubic metres in the development headings compared to 1,570 cubic metres in the second quarter of 2010.

Excavation and ground support of the Conveyor Transfer Chamber, the second large bulk mining excavation at New Afton continued during the third quarter.  Mining of Conveyor Leg 4 continued to be driven from the top and bottom during the quarter with 570 metres remaining to break through. Excavation began on the first extraction drift in the ore-body at the mining level horizon. Conveyor table anchor bolts and table installation continued in Leg 1 and 2 are 89% and 59% complete, respectively. Raise Boring of the first of three major internal underground ventilation raises that bring fresh air to the production area of the mine was completed to the lowest workings of the mine during the quarter.

Construction activities continued on the surface in the third quarter with the installation of buried services (utilities) throughout the mine site, installation of support pilings around the concentrator and ore stockpile area and the erection of the process and fresh water tanks.

Surface projects in the third quarter included preparation, clean-up and reorganization of materials storage areas, site preparation for a new warehouse building, clearing of stored materials from inside the concentrator building in advance of planned fill material removal, continued mine dry facility expansion, site

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road improvements and maintenance and crane, excavator, loader, and skid-steer work in support of construction and maintenance activities.

Electrical activities included installation, commissioning and maintenance of the permanent underground electrical substations and related 13.8 kV distribution systems and design and planning for the main substation switch house construction, permanent BC Hydro power connection and revised routing of the 13.8 kV power to the lower reaches of the mine. Additional work was also undertaken to supply power for the temporary contractors’ facilities and work areas around the site.

Mechanical crews focused on several mobile equipment reliability issues, notably the reduced shotcrete sprayer availability due to the minor fire damage incurred in the second quarter and ongoing parts availability issues with supplier and quality issues with rebuilt transmixer transmissions and axles and gearbox problems with the underground haul trucks.

E.	EL MORRO JOINT VENTURE, ATACAMA REGION, CHILE

The Company’s 30% owned El Morro copper-gold project is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar. El Morro was acquired by the Company as part of the business combination with Metallica Resources Inc. on September 30, 2008. The project is a development stage asset initially managed under a shareholder agreement with Xstrata, the previous project operator and owner of a 70% interest.

During the third quarter of 2010, the El Morro project activities included the continued management of the EIS application review process, which commenced in November 2008, and detailed engineering and design work for the access road and related project infrastructure. New Gold's 70% joint venture partner on the El Morro Project, Goldcorp Inc., continues to work through the permit review process for the project with a target to begin construction in the first half of 2011.

The Company’s share of total project expenditures from point of ownership to December 31, 2009 was $2.3 million, with no funding requirement in 2010.

On October 12, 2009, Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in El Morro. New Gold held a right of first refusal over Xstrata’s 70% interest which was triggered when the agreement with Barrick was announced. On January 7, 2010, the Company provided notice to Xstrata of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million. The Company completed this transaction on February 16, 2010. Goldcorp loaned the $463.0 million to the Company to fund the exercise of the right of first refusal. After acquisition of the 70% interest by a subsidiary of the Company, New Gold then completed a transaction with Goldcorp which resulted in a Goldcorp subsidiary now holding the 70% interest in El Morro. Through the subsequent transaction with Goldcorp, the Company received $50.0 million and the terms of the shareholder agreement were amended. The Company continues to hold a 30% interest in the El Morro copper-gold project.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries. A Fresh Amended Statement of Claim was

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received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile. New Gold believes that the claim is without merit and intends to defend this action using all available legal avenues.

REVIEW OF FINANCIAL RESULTS

THIRD QUARTER 2010 COMPARED TO THIRD QUARTER 2009

Revenues increased by 44% or $38.6 million to $127.1 million when comparing the third quarter of 2010 to 2009. The increase was attributed to an increase in average realized gold prices(2) from $959 per ounce in the third quarter of 2009 to $1,181 per ounce in 2010. Additionally, sales of gold ounces increased to 89,692 ounces compared to 77,645 ounces in the same prior year period and sales of silver ounces increased to 748,704 from 382,278 in the same prior year period, partially offset by a reduction in copper sales.

Operating expenses increased from $51.1 million in 2009 to $59.4 million in the third quarter of 2010. The increase is attributed to an increase in mining rate and related production levels, an adverse impact of foreign exchange as the U.S. dollar has weakened to the Australian dollar and Mexican peso and higher consumable prices.

Depreciation and depletion was $21.0 million for the third quarter of 2010 compared to $14.8 million for the third quarter of 2009 reflecting an increase in production and related depreciation expense on a unit of production basis, particularly at Cerro San Pedro.

For the three months ended September 30, 2010, New Gold had earnings from mine operations of $46.7 million compared with $22.6 million in the same prior year period.

Corporate administration costs of $7.0 million in the third quarter of 2010 compared to $5.5 million incurred in the same prior year period. Corporate administration was higher in the third quarter of 2010 primarily due to a negative foreign exchange impact as the majority of corporate administration costs are denominated in Canadian dollars, additional legal costs and an increased salary related costs. Stock-based compensation costs included within corporate administration were $1.8 million and $1.9 million in third quarters of 2010 and 2009, respectively.

Exploration expense is $4.8 for the third quarter of 2010 relative to $2.4 in the same prior year period. The increase is primarily related to $1.5 million of exploration expense related to the Mesquite Sulphide project and well as some increased exploration activity at Peak Mine.

On July 1, 2009, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts. Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue. For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses. Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within other comprehensive income.

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For the three month period ended September 30, 2010, the Company’s Mesquite Mine realized losses of $5.1 million within revenues for settlement of three months of gold hedge contracts totaling 16,500 ounces. As a result of the increase in the spot price of gold from $1,244 per ounce to $1,307 per ounce between June 30, 2010 and September 30, 2010, the Mesquite Mine recognized $10.5 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.

During the third quarter of 2010, the Company had realized and unrealized gains on investments related to the mark to market of remaining Asset Backed Notes of $2.1 million as the credit quality of these notes continues to improve. This compares to a gain of $5.3 million for the same prior year period.

The Company has a prepay option on the senior secured notes which was fair valued at $11.6 million at September 30, 2010 generating an unrealized gain of $10.9 million. As the Company’s creditworthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates. This is an accounting transaction and has no cash impact. The earnings impact in the prior year period is $nil.

The Company recognized a foreign exchange loss of $12.9 million in the third quarter of 2010 compared to a loss of $8.9 million in the same prior year period. During the third quarter of 2010, the U.S. dollar weakened against the foreign currencies that the Company operates in. The Canadian and Australian dollars strengthened 3% and 13% respectively against the U.S. dollar since June 30, 2010. The foreign exchange loss arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold. The sum of the monetary items represents a net liability position which increased on a U.S. dollar basis as a result of the relative strength of the Canadian and Australian dollars.

Income and mining tax expense in the third quarter of 2010 was $8.6 million compared to $3.5 million in the same prior year period, reflecting an effective tax rate of 24% for the third quarter of 2010.

For the three months ended September 30, 2010, New Gold had net earnings from continuing operations of $27.4 million, or $0.07 per basic and diluted share. This compares with a net earnings from continuing operations of $6.1 million, or $0.02 per basic and diluted share in the same prior year period. In the third quarter of 2010, net earnings, including earnings from discontinued operations, was $27.4 million, or $0.07 per basic and diluted share. This compares with net earnings of $4.1 million, or $0.01 per basic and diluted share in 2009.

NINE MONTHS ENDED SEPTEMBER 30, 2010 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2009

Revenues increased by 78% or by 149.1 million when compared to $192.0 million in the same prior year period. The increase is attributed to an increase in average realized gold prices(2) from $935 per ounce during the first nine months of 2009 to $1,137 per ounce in 2010. Additionally, the first nine months of 2010 includes the full nine months of gold sales for the Mesquite Mine compared to four post acquisition months for 2009. The Mesquite Mine sold 119,178 ounces of gold in the first nine months of 2010 compared to 39,195 in the same prior year period representing the four-month period of ownership.

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Operating expenses increased from $109.1 million in the first nine months of 2009 to $169.5 million during the first nine months of 2010. The addition of the Mesquite Mine to the Company’s operating mines contributed an incremental $44.9 million to operating expenses. Increased production, higher consumable costs and adverse foreign exchange movements further impacted operating cost year on year.

Depreciation and depletion for the nine months ended September 30, 2010 was $52.3 million compared to $34.0 million for the same prior year period. This was primarily attributed to the addition of the Mesquite Mine to the Company’s operating mine portfolio on May 27, 2009. For the first nine months of 2010, the Mesquite Mine incurred incremental depreciation and depletion expense of $11.3 million. Further increase result from an increase in production and related depreciation expense on a unit of production basis.

For the nine months ended September 30, 2010, New Gold had earnings from mine operations of $119.2 million compared with $48.9 million in the same prior year period.

Corporate administration costs of $23.7 million in the first nine months of 2010 were 55% higher than $15.3 million incurred in the same prior year period. Corporate administration was higher in the first nine months of 2010 primarily due to a negative foreign exchange impact, additional legal costs, increase stock based compensation and an increased corporate salary base following the business combination with Western Goldfields Inc. Nearly all corporate costs are incurred in Canadian dollars, which has appreciated 11% to the U.S. dollar relative to the first nine months of 2009.  This generates a negative foreign exchange impact of approximately $2.5 million. Stock-based compensation costs included within corporate administration were $6.4 million and $4.8 million in first nine months of 2010 and 2009, respectively.

Exploration costs of $9.4 million in the first nine months of 2010 were higher than $5.1 million for the same prior year period. The increase was driven by the Peak Mine where exploration activity has increased significantly relative to the first nine months of 2009 which is primarily planning and evaluation. Additionally, the Mesquite Sulphide project has incurred $1.5 million of exploration expense in 2010.

On July 1, 2009, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts. Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue. For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses. Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within Other Comprehensive Income.

For the nine month period ended September 30, 2010, the Company’s Mesquite Mine realized losses of $12.7 million within revenues for settlement of nine months of gold hedge contracts totaling 49,500 ounces. As a result of the increase in the spot price of gold from $1,088 per ounce to $1,307 per ounce between December 31, 2009 and September 30, 2010, the Mesquite Mine recognized $43.6 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within Other Comprehensive Income.

Following the acquisition of Mesquite Mine and prior to the Company meeting the criteria for hedge accounting, a gain of $8.0 million was recorded in the first nine months of 2009 for realized and unrealized gain on fuel and hedge contracts. The 2010 period has no comparative as realized losses of $12.7 million on

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hedge settlement are recorded in revenue and unrealized mark to market gains or losses are recorded in Other Comprehensive Income.

During the first nine months of 2010, the Company had realized and unrealized gains on investments related to the mark to market of remaining Asset Backed Notes of $7.0 million. This compares to a gain of $15.0 million for the same prior year period.  Additionally, a gain on redemption of long term debt of $14.2 million was realized in the first nine months of 2009 compared to $nil for the same period in the current year.

The Company has a prepay option on the senior secured notes which was fair valued at $11.6 million at September 30, 2010 generating an unrealized gain equal to that value in the first nine months of 2010. As the Company’s creditworthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates. This is an accounting transaction and has no cash impact. The earnings impact in the prior year period is $nil.

The Company recognized a foreign exchange loss of $12.2 million in the first nine months of 2010 compared to a loss of $41.5 million in the same prior year period. The foreign exchange losses arise due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold. The sum of the monetary items represents a net liability position which decreased on a U.S. dollar basis as a result of the relative weakness of the Canadian and Australian dollars. The prior year period loss of $41.5 million arose as the U.S. dollar significantly weakened to all foreign currencies that New Gold operates in during the first nine months of 2009. The loss for the nine months ended September 30, 2010 is lower than the prior comparative since the Company now holds a significant portion of its cash in Canadian dollars which offsets the Canadian dollar denominated debt.

Income and mining tax expense in the first nine months of 2010 was $29.9 million compared to a $10.4 million in the same prior year period, reflecting an effective tax rate of 32% for the first nine months of 2010.

For the nine months ended September 30, 2010, New Gold had net earnings from continuing operations of $62.1 million, or $0.16 per basic and diluted share. This compares with a net loss from continuing operations of $181.1 million, or $(0.65) per basic and diluted share in the same prior year period. In the first nine months of 2010, net earnings, including earnings from discontinued operations, was $104.1 million, or $0.27 per basic share. This compares with a net loss of $186.7 million, or $(0.67) per basic and diluted share in 2009.

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QUARTERLY INFORMATION
(tabular data in thousands of U.S. dollars, except per share amounts)

	2010	2010	2010	2009	2009	2009	2009	2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Gold sales (ounces)	89,692	82,402	80,020	106,475	77,645	52,890	55,397	78,194
Revenues	127,116	112,359	101,620	131,765	88,491	59,199	44,325	36,736
Net earnings (loss) from continuing operations	27,446	17,418	17,188	(2,295)	6,096	(199,304)	12,069	39,412
Earnings (loss) per share from continuing operations
Basic	0.07	0.04	0.04	(0.01)	0.02	(0.77)	0.06	0.18
Diluted	0.07	0.04	0.04	(0.01)	0.02	(0.77)	0.06	0.18
Net earnings (loss)	27,446	59,136	17,493	(7,650)	4,101	(202,846)	12,079	41,135
Earnings (loss) per share
Basic	0.07	0.15	0.04	(0.02)	0.01	(0.79)	0.06	0.19
Diluted	0.07	0.15	0.04	(0.02)	0.01	(0.79)	0.06	0.19

BALANCE SHEET REVIEW

A.	ASSETS

At September 30, 2010, New Gold held cash and cash equivalents of $391.0 million. This compared to $376.1 million held at June 30, 2010.  As at September 30, 2010 $292.2 million of the cash is in Canadian dollars. Of the Company’s holdings, $139.6 million is held in Canadian federal and provincial treasury bills and $120.1 million in cash. The remainder is held in the following liquid forms: banker’s acceptances, term deposits, and guaranteed investment certificates.

B.	ASSET BACKED NOTES

At September 30, 2010, the Company owned long-term Asset Backed Notes (“AB Notes”) with a face value of $20.3 million (Cdn$20.9 million). These AB Notes were issued in replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.

The Company has estimated the fair value of the remaining AB Notes at September 30, 2010 based on market bid prices. As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $5.2 million as at September 30, 2010.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets, there can be no assurance that management’s estimate of potential recovery as at September 30, 2010 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods. The Company will continue to manage the process to recover the maximum value from the original investments and interest due.

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The secondary market for the Company’s remaining AB Notes is relatively illiquid; however management will continue to monitor developments in order to maximize value.

C.	INVESTMENT IN BEADELL SHARES

At September 30, 2010, the Company owned 115 million shares in Beadell that were acquired as partial consideration in the Amapari transaction. On the closing date of the transaction, April 13, 2010, the shares were valued at $18.6 million (Aud$20.1 million). The Company has designated its investment in Beadell as an available for sale financial asset with changes in fair value being included in other comprehensive income. At September 30, 2010, the shares were valued at $41.6 million resulting in a gain of $20.1 million (net of tax of $2.9 million) in Other Comprehensive Income.

D.	FUEL CONTRACTS

New Gold’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), entered into fuel hedge contracts with financial institutions in December 2008 and January 2009. As at September 30, 2010, the hedging contracts represent a total commitment of 0.75 million gallons of diesel at a weighted average price of $1.94 per gallon in 2010. New Gold assumed the liability upon acquisition of Western Goldfields on May 27, 2009. The Company is financially settling 252,000 gallons of diesel per month related to these contracts until December 31, 2010.

The Company’s fuel hedge contracts did not initially meet the criterion in Section 3865 - Hedges, and therefore were not designated as cash flow hedges. Accordingly, period-end mark to market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on fuel hedging contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s fuel contracts met the requirements under Section 3865 - Hedges and were therefore designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods. The retrospective test involves comparing the effect of historic changes in fuel prices each period on the fair value of both the actual and hypothetical derivative using a hypothetical derivative method. The effective portion of changes in fair value of the commodity contracts is recorded in Other Comprehensive Income (“OCI”) until the forecasted transaction impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

The cumulative fuel hedge asset as at September 30, 2010 was $0.3 million.

E.	GOLD HEDGE CONTRACTS

Under the terms of the term loan facility entered into by WMMI, as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a

Page | 24

price of $801 per ounce. New Gold assumed the liability upon acquisition of Western Goldfields Inc. on May 27, 2009. As at September 30, 2010, the remaining gold contracts represent a commitment of 5,500 ounces per month for 51 months with the last commitment deliverable in December 2014 for a total of 280,500 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in Section 3865 - Hedges, and therefore were not designated as cash flow hedges. Accordingly, the period-end mark to market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under Section 3865 - Hedges. Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in OCI until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

The remaining contracts were marked to market as at September 30, 2010 using the September 30, 2010 spot price of $1,307 per ounce, resulting in a cumulative unrealized pre-tax loss of $133.3 million that has been disclosed as a liability and a pre-tax adjustment of $43.6 million to OCI for the nine month period ending September 30, 2010.

F.	LONG-TERM DEBT

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At September 30, 2010, the Company had $217.1 million in long-term debt.

Long-term debt obligations are comprised primarily of senior secured notes and subordinated convertible debentures. The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At September 30, 2010 the face value of the Notes totalled $181.6 million (Cdn$187.0 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the note holders. The Company also has the option to prepay the Notes at a price ranging from 120% to 100% (decreasing rates based on the length of time the Notes are outstanding). At September 30, 2010 the redemption price was 110%, which is scheduled to decrease to 105% on June 28, 2011. These Notes are secured on the New Afton Project assets. Capitalized interest relating to the Notes was $4.8 million in the third quarter of 2010 compared to $5.2 million during the third quarter of 2009.

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The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. At September 30, 2010, the aggregate principal of the Debentures was $53.4 million (Cdn$55.0 million). The Debentures are accounted for as compound financial instruments comprised of a liability and an equity component. At September 30, 2010, the carrying amount of the liability of $40.4 million will be accreted to the face value of the Debentures over their term to maturity. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Capitalized interest relating to the Debentures was $1.4 million in the third quarter of 2010 compared to $1.1 million during the third quarter of 2009.

New Gold’s wholly-owned subsidiary Western Goldfields Inc. had a term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine. The facility was secured by all of the assets of WMMI and a pledge of the shares of WMMI owned by the Company. The loan was assumed upon completion of the Western Goldfields Inc. acquisition on May 27, 2009.

The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allows the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The gold hedge extends to the end of 2014 and the related security and covenants remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

G.	FUTURE INCOME AND MINING TAXES

The net future income tax liability increased slightly from $287.4 million on June 30, 2010 to $297.2 million on September 30, 2010. The change was primarily attributed to the following factors:

•	The Company recognized foreign exchange gains associated with future income tax balances of $16.3 million related to exchange movements in the U.S. dollar against other foreign currencies.

•	The recognition of future income tax assets in Canada, Mexico, and the United States associated with operations.

The current income tax liability increased from $14.9 million on June 30, 2010 to $20.6 million on September 30, 2010. The change in the current income tax liability is a primarily a function of profitability, tax installment payments, and the impact of foreign exchange.

NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION

New Gold reports total cash cost(1) on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of

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performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash cost(1) per ounce of gold sold to the financial statements:

	Three Months ended September 30,		Nine Months ended September 30,
	2010	2009	2010	2009
Operating expenses from continuing operations	59,437	51,075	169,548	109,122
Operating expenses from discontinued operations	-	-	-	11,296
Treatment and refining charges on concentrate sales	1,137	1,996	4,769	5,269
By-product copper and silver sales	(22,364)	(15,992)	(59,176)	(38,537)
Non-cash adjustments	782	(596)	1,993	(1,606)
Total cash cost	38,992	36,483	117,134	85,544
Ounces of gold sold	89,692	77,645	252,113	185,932
Total cash cost(1) per ounce of gold sold	435	470	465	460

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2010, the Company had cash and cash equivalents held by continuing operations of $391.0 million compared to $376.1 million at June 30, 2010. These balances exclude $6.3 million and $9.0 million of reclamation deposits for the New Afton project and Mesquite Mine, respectively, which are included in Reclamation Deposits and Other on the balance sheet. The increase in cash in the three month period was attributed to the following key items:

•
Strong cash flows from gold sales at the Company’s Peak Mine, Cerro San Pedro Mine, and Mesquite operating mines which benefited from prevailing average market gold prices of $1,227 per ounce during the quarter;

•	Project spending at the New Afton project for the quarter ended September 30, 2010 of $22.5 million;

•	Investment in increased copper concentrate inventory at Peak Mine, which a significant portion is anticipated to be monetized during the fourth quarter of 2010.

The Company’s cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment. The surplus corporate funds are only invested with approved government or bank counterparties. This does not include the AB Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion).

As at September 30, 2010, the Company had working capital of $415.2 million. In the opinion of management, the working capital at September 30, 2010, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.

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During the quarter ended September 30, 2010, the Company had positive operating cash flows from continuing operations of $35.5 million and invested a total of $34.2 million in mining interests, including $1.5 million at the Mesquite Mine, $2.3 million at the Cerro San Pedro Mine, $7.8 million at the Peak Mine, $22.5 million at the New Afton project and $0.1 million at other projects.

LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Copper will become increasingly important when the New Afton and El Morro projects are completed, which is expected after 2011.  In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Cerro San Pedro Mine Sulphides, Mesquite Sulphides, Rio Figueroa in Chile. Internal growth will focus on the New Afton and El Morro projects; however there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company considers expansion opportunities through mergers and acquisitions.

Capital expenditures for 2010 are expected to be in line with previous guidance allowing for foreign exchange adjustments. In addition, Peak Mine expects to reduce its inventory and investment in working capital during the fourth quarter of 2010, which should positively impact operating cash flows.

At the end of the third quarter of 2010 the Company has a significant cash balance of $391.0 million with more than three-quarters of the funds in Canadian dollars in order to fund the significant spending on New Afton during the period from 2010 to 2012. There is a general expectation from economists and market observers that the Canadian dollar will continue to remain strong compared to the U.S. dollar over the mid-term and during the construction phase at New Afton. Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds. With current and forecast metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.

The Company expects it will not need external financing to repay its remaining debt in 2014 and 2017 and the El Morro carried funding loan with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

OUTLOOK

A recent very high level of macro uncertainty has led to regular changes to economists near term outlooks resulting in significant metal price forecast swings. Gold prices increased strongly during the third quarter and have been supported by low real interest rates and speculative and investment buying of gold. Furthermore, jewelry demand has held up to a greater degree than many observers had been expecting.   In addition, U.S. policies and spending are expected to increase with a period of quantitative easing, including potential for government purchases of U.S. Treasury securities of up to one trillion dollars or more according to some economists. Furthermore, market sentiment is supported by the shift in the official sector (i.e.

Page | 28

governments) to net purchasing in the first half of 2010, which is attributable to the lack of selling by signatories to the Central Bank Gold Agreement.  Economic research is starting to suggest there may even be negative real interest rates in the short to mid term, with longer term inflationary pressures as governments continue to at least drip feed economies with fiscal stimulus for years. Both these factors tend support gold prices, as the cost of holding gold is lower when real interest rates are low and gold acts as a stable alternative to fiat currencies during periods of higher inflation.

The recovery in the global economy and stock markets seen during 2009 and into early 2010 has continued to falter somewhat in the third quarter of 2010, however copper prices have been increasing from $2.95 per pound at the end of June 30, 2010 to $3.65 per pound at the end of September 30, 2010. Copper averaged $3.28 per pound during the quarter ended September 30, 2010 compared to $3.19 per pound in the second quarter of 2010. Copper has been well supported by emerging market demand and expectations of supportive policy shifts in China and the U.S. which will lead to further tightening in commodity fundamentals. Some economists suggest that copper inventory levels may decrease over the next year along with a shift in focus to near term balances rather than trend growth earlier this year, which may lead to greater support of the strong prices currently. In addition, gold and silver prices have increased from the June 30, 2010 closing prices of $1,244 per ounce and $18.74 per ounce to $1,307 and $22.07 respectively, at the end of September 2010. The average gold and silver prices for the third quarter were $1,227 and $18.96 per ounce, respectively compared to the second quarter ended June 30, 2010 when prices averaged $1,196 per ounce and $18.32 per ounce. Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the U.S. dollar (less of an influence recently), the supply of, and demand for, gold and macroeconomic factors such as the level of interest rates and inflation expectations. Global liquidity, slowly improving economic fundamentals and the related uncertainties and a weaker U.S dollar over the midterm should broadly support gold and silver prices. However, the Company believes there could be a short period of strength in the U.S. dollar attributed to its “safe-haven” status during periods of uncertainty while governments in Europe and elsewhere continue to work through issues related to high sovereign debt levels. Forecasting metal prices and demand has been difficult, however management believes the long term environment and prospects for our business are favourable and many investors and interested parties are viewing gold as a store of value in a world with increasingly less confidence in fiat currencies that generally do not have an intrinsic value and are a liability of a government. The Company has not hedged foreign exchange rates and metal prices, except to meet the lenders’ requirements related to the Mesquite Mine’s term loan facility (which has been fully repaid in early 2010).

In addition to the above factors, the Company believes that the outlook for global gold (and copper) mine production continues to be one of declining supply due to limited global exploration success, a trend of lower grade production by producers, a lack of promising regions for gold exploration and production, and challenges in bringing projects to the production stage. The significant market interest in the El Morro copper-gold project is further evidence of the limited pure gold projects of significant size available to support demand and ambitious growth plans of any scale. The Company believes mid to long term gold prices will benefit from these trends and copper will also be supported by potential under-investment in new capacity during the last cycle. Some industry observers believe new mine development will be needed by

Page | 29

2012, which coincides well with the expected timing of commercial production at the New Afton project in mid-2012.

In the current improving global economic environment, the Company intends to preserve capital and optimize cash balances while maintaining flexibility and a strong balance sheet. New Gold is committed to optimizing cash balances by increasing operating cash flow, containing costs and controlling expansion capital.

New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company is seeking to be flexible in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks, gold hedge monetization and other transactions. At current metal prices and after the recent completion of the Amapari transaction, it is expected that the Company’s existing cash and assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton project. In addition, New Gold is not required to fund any of the development capital for the El Morro project, as Goldcorp has agreed to fund our 30% share and will be repaid (principal and interest) solely out of future cash generated from New Gold’s share of the El Morro project’s distributable cash flows.

New Gold’s 2010 guidance for gold production is 330,000 to 360,000 ounces at a total cash cost(1) of $445 to $465 per ounce of gold sold, net of by-product sales.

COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton project. At September 30, 2010, these commitments totaled $55.5 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines. At September 30, 2010, these commitments totaled $46.6 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but if reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

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A.	NEW AFTON

The Company terminated various employment, consulting and service agreements at the New Afton project in 2008. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

B.	AMAPARI MINE

The company completed the sale of the Amapari Mine to Beadell on April 13, 2010. As part of the agreement selling the Amapari Mine, the Company provided general indemnity for one year in connection with the representations and obligations of the Company under the sale agreement. The indemnity is limited to claims in excess of an amount equal to $5.0 million and in no event shall the aggregate amount of all claims exceed $10.0 million.

C.	EL MORRO TRANSACTION

On January 13, 2010, the Company received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper‐gold project. New Gold intends to defend the action vigorously. No amounts have been accrued for any potential loss under this claim.

D.	CERRO SAN PEDRO MINE

The Company has a history of legal challenges to its Cerro San Pedro Mine. In September 2009, a Federal Court of Fiscal and Administrative Justice (FCFAJ) ordered SEMARNAT, the Mexican environmental regulatory agency, to nullify the authorization of its 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine. The Company appealed the ruling. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. The Company has filed a further appeal to the Collegiate Appeals Court in Mexico City.

The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue while appeals are heard related to the September 2009 order to nullify the authorization of the Company’s EIS. The latest injunction was received on October 4, 2010. In August 2010, the Company filed an expanded application for approval of an EIS with SEMARNAT. This application is currently under review.

New Gold remains in continuous discussions with both SEMARNAT and PROFEPA, the Mexican government's environmental enforcement agency, to work towards the uninterrupted operation of the Cerro San Pedro Mine.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Certain directors and officers of New Gold are also directors of a company to which the Company pays royalties in the normal course of business. Royalty payments were $1.8 million and $3.9 million for the three and nine months ended September 30, 2010 (2009 - $0.5 million and $1.7 million). At September 30, 2010, the Company had $1.5 million included as accrued liabilities related to this company (December 31, 2009 - $1.3 million). These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro project.

RISK FACTORS

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s audited consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, asset backed commercial paper, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2009 year-end audited consolidated financial statements, Management Discussion and Analysis and Annual Information Form filed on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT

A.	CREDIT RISK

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable. Credit risk is primarily associated with trade receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at September 30, 2010 is not considered to be high. The Company’s maximum exposure to credit risk at September 30, 2010, is as follows:

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	2010	2009
	$	$

Cash and cash equivalents	391,004	262,325
Restricted cash	-	9,201
Accounts receivable	8,528	10,345
Mark-to-market gain on fuel contracts	256	706
Investments	46,851	45,890
Reclamation deposits and other	29,227	17,646
	475,866	346,113

The aging of accounts receivable at September 30, 2010 was as follows:

(U.S. dollars in thousands)						September 30,	December 31,
	0-30	31-60	61-90	91-120	Over 120	2010	2010
	days	days	days	days	days	Total	Total
	$	$	$	$	$	$	$

Mesquite mine	336	11	246	2	-	595	170
Cerro San Pedro	2,162	157	-	-	82	2,401	273
Peak Mines	3,248	-	-	-	10	3,258	3,922
New Afton	1,928	-	-	6	-	1,934	632
Corporate	340	-	-	-	-	340	5,348
	8,014	168	246	8	92	8,528	10,345

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”) in respect of the operations and closure liabilities of the Mesquite Mine. At September 30, 2010, the Company had $9.0 million in the account. In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating. The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners. As a result of federal and state laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk. During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury. The U.S. Department of the Treasury has a 78% stake in the equity of AIG. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company in 2010.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows. However, there are alternative customers in the market.

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The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide. The Company has five customers (2009, four customers) that account for over 95% (2009, 76%) of the concentrate and doré sales revenue.

Metal sales	Three months ended September 30	Nine months ended September 30
Customer	2010	2010
	$	$
1	61,433	118,628
2	21,204	91,343
3	13,355	50,951
4	19,009	44,225
5	5,847	17,314
Total	120,848	322,461
% of total metal sales	95%	95%

B.	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage.

The following are the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

(U.S. dollars in thousands)					September 30,	December 31,
	Less than			After	2010	2009
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$	$
Accounts payable and
accrued liabilities	56,001	-	-	-	56,001	36,033
Long-term debt	-	-	53,410	181,596	235,006	258,467
Interest payable on	-		-	-	-	-
long-term debt	20,830	41,660	38,964	36,319	137,773	147,352
Gold contracts	32,833	62,598	37,882	-	133,313	95,986
	109,664	104,258	130,256	217,915	562,093	537,838

In the opinion of management, the working capital of $415.2 million at September 30, 2010, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects. A period of continuous low copper prices may necessitate the deferral of capital expenditures which may impact production from

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mining operations. In addition, management believes it will not need external financing to repay its long-term debt in 2014 and 2017.

C.	CURRENCY RISK

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i.	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii.	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt. The significant cash and cash equivalents held in Canadian dollars provides a natural hedge for the project spend for New Afton (the vast majority of which will be in Canadian dollars) during the period from 2010 to 2012. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

			September 30, 2010
(in thousands)	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	292,631	28,072	878	38
Investments	5,221	41,630	-	-
Accounts receivable	1,970	3,258	2,679	39
Reclamation deposit	6,312	-	-	-
Prepayment option	11,568	-	-	-
Accounts payable and accruals	(16,705)	(15,851)	(29,265)	-
Reclamation and closure cost obligations	(1,983)	(9,424)	(5,568)	-
Share award units	(3,742)	-	-	-
Long-term debt	(213,176)	-	-	-
Gross balance sheet exposure	82,096	47,685	(31,276)	77

			December 31,2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Prepayment option	-	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Share award units		-	-	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

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iii.	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) from the financial instruments presented by the amounts shown below.

(in thousands)	2010	2009
	$	$

Canadian dollar	8,210	277
Australian dollar	4,769	1,603
Mexican peso	(3,128)	(478)
Chilean peso	8	-
	9,859	1,402

D.	INTEREST RATE RISK

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its short-term investments. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The Company is exposed to interest rate changes on and short term investments included in cash and cash equivalents. The short term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $3.9 million in interest earned by the Company on cash and short term investments. The Company has not entered into any derivative contracts to manage this risk.

Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

E.	COMMODITY PRICE RISK

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;

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•	global or regional political or economic crises;

•	the relative strength of the U.S. dollar and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates;

•	purchases and sales of gold by central banks and other holders;

•	demand for jewelry containing gold; and

•	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields Inc. acquisition, the Company acquired gold contracts which mitigate the effects of price changes. The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009.  At September 30, 2010, the Company had remaining gold forward sales contracts for 280,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 51 months.

In the third quarter of 2010, the Company’s revenues and cash flows were somewhat impacted by the variation in copper prices in the range of $2.76 and $3.61 per pound. There is a time lag between the time of shipment for copper and final pricing, and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of September 30, 2010, working capital includes copper concentrate receivables totaling 0.4 million pounds. A $0.10 change in the copper price would have an impact of $0.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has entered into fuel contracts to mitigate these price risks. At September 30, 2010, the Company had a remaining commitment to purchase 0.75 million gallons of diesel over the next three months.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

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(U.S. dollars in thousands)		Three Months ended September 30,
	2010	2010	2009	2009
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	10,589	32,843	7,447	-
Copper price	752	-	964	-
Silver price	1,442	-	567	-
Fuel price	963	225	1,252	-
Share Award Unit	374	-	-	-

(U.S. dollars in thousands)		Nine Months ended September 30,
	2010	2010	2009	2009
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	28,672	32,843	15,872	-
Copper price	3,055	-	2,104	-
Silver price	2,775	-	1,619	-
Fuel price	2,603	225	2,024	-
Share Award Unit	374	-	-	-

CONTRACTUAL OBLIGATIONS

(U.S. dollars in thousands)		Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	235,007	-	-	53,411	181,596
Interest payable on long-term debt	137,773	20,830	41,660	38,964	36,319
Commitments & permits	164,294	102,118	29,351	32,825	-
Asset retirement obligations	31,266	725	3,035	2,989	24,517
Total contractual obligations	568,340	123,673	74,046	128,189	242,432

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures. The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At September 30, 2010, the face value of the Notes totaled $181.6 million (Cdn$187.0 million) with remaining interest payable totaling $127.1 million (Cdn$130.9 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders. The Company also has the option to prepay the Notes at a premium ranging from 110% to 101% (decreasing rates based on the length of time the Notes are outstanding). These Notes are secured on the New Afton project assets and do not have recourse to other assets of New Gold.

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The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At September 30, 2010, the aggregate principal of the subordinated convertible debentures was $53.4 million (Cdn$55.0 million) with remaining interest payable totaling $10.7 million (Cdn$11.0 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

OUTSTANDING SHARES

As at November 4, 2010, there were 391,939,000 common shares of the Company outstanding. The Company had 13,233,000 stock options outstanding under its share option plan, exercisable for 13,233,000 common shares. In addition, the Company had 325,268,000 common share purchase warrants outstanding exercisable for 63,042,000 common shares.

ACCOUNTING POLICIES TO BE IMPLEMENTED SUBSEQUENT TO SEPTEMBER 30, 2010

i.	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending June 30, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s complete accounting policies are described in Note 2 to the consolidated annual financial statements for the year ended December 31, 2009.

A.	INVENTORIES

Heap leach ore, work-in-process, finished goods, and stockpile ore are valued at the lower of average production costs or net realizable value.

Costs are added to ore on leach pad based on current mining costs, including applicable amortization and depletion relating to mining operations. Costs are removed from ore on leach pad as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad. The estimates of recoverable gold on the leach pad are calculated from the quantities of ore placed on the leach pad (based

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on measured tonnage), the grade of ore placed on the leach pad (based on assay results), and a recovery percentage (based on ore type).

Under the heap leaching process, ore on leach pad is treated with a chemical solution which dissolves the gold contained in the ore. The solution is further processed in a plant where the gold is recovered. Metal-in-process inventories represent metal in solution or in subsequent stages of the refining process. In-process inventories are measured based on assays of the solution and projected recoveries from the refining circuit and are valued at average production cost or net realizable value. Average production cost is based on the average cost of material fed into the process from the leach pad plus the in-process conversion costs, including applicable amortization relating to the process facilities. Metal-in-process inventories are valued at the lower of average cost or net realizable value and any adjustment to net realizable value is reflected in the statement of operations as a component of mine operating costs.

Although the amount of recoverable gold ounces placed on the leach pad, based on tonnage and grade of ore, is reconciled to the gold ounces actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. The determination of both the ultimate recovery percentage and the quantity of metal expected over time requires the use of estimates, which are subject to revision since they are based upon metallurgical test work. The Company expects to continue to process and recover metal from leach pads until no longer considered economically feasible.

Bullion (metal refined to industry purity standards) inventory, which includes metal held on our behalf by third parties, is valued at the lower of average production cost or net realizable value.

B.	MINERAL PROPERTIES

The Company records mineral property acquisition expenditures and mine development expenditures at cost. The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down. If the Company determines there has been an impairment because its prior estimates of future cash

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flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets. Volatility in equity and commodity markets could have a significant impact on the valuation of our mineral properties.

C.	RECLAMATION OBLIGATIONS

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the units-of-production method. At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

D.	FUTURE TAX ASSETS AND LIABILITIES

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. The Company has reviewed its tax assets at December 31, 2009 and based on management’s current view of future metal prices and exchange rates have determined that the tax assets are still recoverable.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

E.	REVENUE RECOGNITION

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final

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settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. These types of adjustments can have a material impact on revenues.

F.	STOCK-BASED COMPENSATION

CICA Handbook, Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the date International Financial Reporting Standards (“IFRS”) will replace current Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

New Gold’s IFRS conversion plan consists of three phases: Scoping and Diagnostic, Detailed Evaluation, and Implementation and Review. The Scoping and Diagnostic phase included the completion of a high-level impact assessment to identify key areas that may be affected by the conversion and the development of a detailed implementation plan. The Detailed Evaluation phase included a detailed analysis of the IFRS – Canadian GAAP differences and accounting policy choices under IFRS, and the initial assessment of the non-financial reporting related impacts. The Scoping and Diagnostic and Detailed Evaluation phases have been completed.

The Implementation and Review phase is in progress and is on schedule to be completed by December 31, 2010. To date, the Company has completed its initial determination of all significant accounting policies and the IFRS 1 elective exemptions expected to be applied in the IFRS opening balance sheet. The quantification of the IFRS opening balance sheet is in progress and is expected to be completed by December 31, 2010.

Based on the work completed to date, the Company does not expect significant impacts to its business activities or its covenants, capital requirements or compensation arrangements. The Company does not expect significant changes to key controls during or after its transition to IFRS. Changes to financial reporting processes and data systems are required as a result of changes in accounting policies, and internal control and disclosure control documentation is being updated accordingly. Training of finance personnel has commenced, and will be ongoing during the remainder of 2010.

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The International Accounting Standards Board responsible for the development and publication of IFRS has a significant number of projects underway, many of which could impact the differences between Canadian GAAP and IFRS applicable to the Company. Changes in IFRS could result in additional adjustments and/or changes to the adjustments currently being recognized in the IFRS opening balance sheet. Accordingly, management continues to monitor changes in IFRS and updates the conversion plan, as required.

The Company is in the process of quantifying the financial statement impacts of differences between Canadian GAAP accounting policies and the accounting policies expected to be applied under IFRS. Areas with significant differences have been noted below. These areas may not represent a complete list of expected changes, as changes or additional impacts may be arise as the Company further progresses through the Implementation and Review phase and/or new developments in IFRS occur as noted above.

IFRS ACCOUNTING POLICY CHANGES

Convertible debt

IFRS requires the liability component of convertible financial instruments to be measured first and the residual amount assigned to the equity component. Canadian GAAP does not prescribe a method for assigning value to the liability and equity elements contained in a single instrument, but suggests three acceptable approaches: the method as described for IFRS; the use of the relative fair values of the debt and equity elements; or valuing the equity component and assigning the residual to the debt.

The Company’s convertible debentures were bifurcated into a principal and conversion option feature using the relative fair values at the date of issue. The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity. This difference required the Company to recalculate the debt and equity components of its convertible debentures.

As a result of the different allocation between debt and equity, the opening balance sheet adjustment is expected to increase long term debt by approximately $9.0 million, reduce the equity portion of convertible debt by $14.0 million, decrease mining interests by $3.0 million, increase deferred income taxes by $1.0 million and result in a net adjustment of $1.0 million to deficit.

Share purchase warrants

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values with changes in fair values being included in net earnings. Under Canadian GAAP, all the Company’s outstanding share purchase warrants are classified and accounted for as equity. This difference will result in a reclassification of the Company’s share purchase warrants from equity to financial liability, and the remeasurement to fair value at the date of transition to IFRS and thereafter.

The opening balance sheet adjustment is expected to result in an increase in financial liabilities of approximately $30.0 million, and a reduction in share purchase warrants included in the equity of $139.0

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million. The income taxes impact of this reclassification is currently being reviewed by the Company. The net result of the adjustment is expected to reduce the deficit balance on the opening balance sheet.

Impairment of assets

Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have been reduced (other than for impairments of goodwill). Under Canadian GAAP, reversals of impairment losses are not permitted.

The Company expects to increase the carrying value by approximately $50.0 million for the Amapari property to reverse an impairment charge that was recognized in 2008. The increase results in an impairment reversal to the property’s fair value, less estimated costs to sell at January 1, 2010.

As the Amapari property was held for sale at January 1, 2010, the adjustment will result in an increase to assets of operations held for sale, with the offset to the deficit balance.

Foreign currency translation

IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the group. Under Canadian GAAP, all the Company’s entities have USD functional currencies.

Under IFRS, the Company intends to continue with USD functional currencies for all entities, with the exception of the New Afton project which was considered an integrated operation under Canadian GAAP. The impact is that New Afton will have a Canadian dollar functional currency and the ongoing impact will be that the financial statement translation gains/losses for the New Afton project will be recognized to CTA after initial adoption, rather than as foreign exchange gains/losses on the statement of operations.

Decommissioning liabilities (Reclamation and closure cost obligations)

IFRS requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions. This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company will be required to recalculate its reclamation and closure costs obligations and related asset amounts.

The impact to the Company’s opening balance sheet is discussed in the IFRS 1 section below.

Income taxes

Under IFRS, deferred income taxes for temporary differences that arise from differences between the fair values and tax bases of assets acquired in transactions other than a business combination are not recognized. Under Canadian GAAP, future income taxes are recognized on these differences as an increase or decrease in carrying value of the related asset.

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The expected impact of the derecognition of the deferred income taxes at January 1, 2010 is a reduction of $75.0 million in deferred income tax liabilities, a reduction of mining interests of $77.0 million and an adjustment to deficit of $2.0 million.

The Company is in the process of reviewing other impacts related to income taxes and other adjustments may be required on the opening balance sheet.

Property, plant and equipment

IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

The Company is currently finalizing the impact of this difference, and does not expect it to result in a significant adjustment to the opening balance sheet. The ongoing impact is currently being assessed and process changes are being implemented as required.

Share-based payment

Under Canadian GAAP, the Company is recognizing each award as a single pool with a fair value based on the specified vesting period for the overall arrangement. Under IFRS the fair value of each tranche of the award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. In addition, IFRS requires that forfeitures be estimated in advance, whereas a policy choice exists under Canadian GAAP.

The Company is currently finalizing the impact of these differences, and does not expect them to result in an adjustment to the opening balance sheet. The ongoing impact is currently being assessed and process changes are being implemented as required.

Financial statement presentation

The Company expects to have other reclassifications between financial statement line items under IFRS.

IFRS 1 ELECTIONS

IFRS 1 - First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. A summary of each of the elective exemptions and their expected impact on the Company’s IFRS opening balance sheet at January 1, 2010 is as follows:

Business combinations

Under IFRS 1, the Company can elect to not restate business combinations that occurred prior to the transition date or to only restate business combinations that occurred after a designated date prior to the transition date. The Company has elected to apply this exemption to all business combinations that occurred

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prior to January 1, 2010. As a result, all prior business combinations will continue to be accounted for as they were under Canadian GAAP.

This election has not resulted in an impact on the opening balance sheet.

Fair value as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (i.e. a fair value determined through a business combination or initial public offering). This elective exemption can be applied on an individual asset basis. The Company has elected to apply this exemption for certain items of property, plant and equipment.

The Company has elected to measure the New Afton project at January 1, 2010 at fair value and use that fair value as its deemed cost. Under IFRS, the Company has calculated the fair value of the project using a discounted cash flow methodology. Under Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis. The fair value is currently being reviewed by management and the Company estimates the write down on the project to be within the range of $200.0 to $250.0 million. The write-down will result in a reduction in mining interests with an offsetting adjustment to deficit on the opening balance sheet. The use of the fair value as deemed cost election will result in setting the historical cost base of the property from which potential future impairment losses and reversals will be measured.

The Company is currently reviewing the application of this election to other items of property, plant and equipment, which could result in further adjustments to mining interests and to the deficit balance on the opening balance sheet.

Cumulative translation account (“CTA”)

IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from prior to the date of transition to IFRS. The Company has elected to apply this exemption, and accordingly will reset the CTA to zero on transition to IFRS.

The result of this election is the transfer of $1.6 million that existed at December 31, 2009, as well as the impact of the IFRS 1 opening balance sheet adjustments on the CTA, to the deficit balance on the opening balance sheet.

Decommissioning liabilities

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 - Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity determines its decommissioning liabilities at the transition date, discounts the liabilities back to the dates when they were first incurred using management’s best estimate of

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the historical risk-adjusted discount rates, and depreciates these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets. The Company has elected to apply this exemption and in doing so, has applied it to all its decommissioning liabilities.

The Company is in the process of determining the impact on the opening balance sheet. The adjustment is not expected to be significant and will likely result in an increase of less than $5.0 million to the reclamation obligations with a corresponding increase in mining interests.

Share-based payment

IFRS 1 encourages, but does not require a first time adopter to apply IFRS 2 – Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

The Company has elected this exemption and as a result, has applied IFRS 2 retrospectively for only share-based payments that were granted after November 7, 2002, that had not vested at the date of transition.

There was no impact on the opening balance sheet as a result of this election.

Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 - Borrowing Costs (“IAS 23”) as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards to properties for which the commencement date for capitalization is January 1, 2010 or later.

There was no impact on the opening balance sheet as a result of this election.

CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

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B.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“IFCR”) is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

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The Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

C.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

ENDNOTES

1.
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

2.	Average realized price per ounce of gold sold is a non-GAAP financial measure which:
•	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,
•	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risks Factors" included in New Gold's Annual Information Form filed on March 26, 2010 and Management's Discussion and Analysis for the year ended December 31, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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